UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On June 24, 2014, Flamel Technologies, S.A., held a Combined Meeting of its Shareholders. A description of each resolution presented at the meeting was previously provided as Exhibit 99.1 to Form 6-K filed by the Company on June 4, 2014. The voting results for each resolution presented at the meeting are listed below:

Resolution	Voting Results
1. Approval of Statutory Accounts for year ended December 31, 2013	For: 37,428,363 Against: 45,526

2. Allocation of results for year ended December 31, 2013	For: 37,420,832 Against: 53,057

3. Election of Directors: • Michael S. Anderson • Guillaume Cerrutti • Francis J.T. Fildes • Craig Stapleton • Christophe Navarre • Ben C. Van Assche

For: 37,334,941

Against: 138,948

For: 34,000,092

Against: 3,473,797

For: 33,991,856

Against: 3,482,033

For: 33,966,258

Against: 3,507,631

For: 34,708,712

Against: 2,765,177

For: 34,746,649

Against: 2,727,240

4. Renewal of permanent and statutory auditors	For: 37,389,397 Against: 84,492

5. Approval of annual Directors’ attendance fees	For: 33,711,990 Against: 3,761,899

6. Approval of certain agreements referred to in the French Commercial Code	For: 32,748,794 Against: 4,725,095

7. Authorization for allocation of 250,000 free share shares for benefit of employees	For: 32,602,106 Against: 4,871,783

8. Authorization for allocation of 1,700,000 stock options for benefit of employees	For: 31,645,854 Against: 5,828,035

9. Authorization for issuance of up to 300,000 stock warrants to non-employee directors	For: 31,647,554 Against: 5,826,335

10. Cancellation of preferential subscription rights with respect to any share capital increase pursuant to Item No. 9 above	For: 32,040,851 Against: 5,433,038

11. Authorization to increase share capital by up to 1% for company savings plan	For: 6,473,179 Against: 31,000,710

12. Cancellation of preferential subscription rights with respect to any share capital increase pursuant to Item No. 11 above	For: 6,732,834 Against: 30,741,055

13.    Amendments to the company’s by-laws to: (1) revise Article 13 to eliminate Director share ownership requirement and to increase maximum age limitation; (2) revise Article 14 to provide how tie votes of the Board of Directors are resolved; (3) revise Article 16 to set qualifications for the Chairman of the Board and provide for the appointment of one or more Vice-Chairmen; and (4) revise Article 17 to provide that any Managing Director appointed by the Board meet the same requirements as required for the Chairman of the Board

For: 37,341,370 Against: 132,519

14. Power for formalities	For: 37,370,445 Against: 103.444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 2, 2014	FLAMEL TECHNOLOGIES, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson Title: Chief Executive Officer